EXHIBIT 21

PUBLIC SERVICES ENTERPRISE GROUP INCORPORATED
SIGNIFICANT SUBSIDIARIES

Name	Ownership %	State of Incorporation

Public Service Electric and Gas Company	100	New Jersey
PSEG Power LLC	100	Delaware
PSEG Fossil LLC	100	Delaware
PSEG Nuclear LLC	100	Delaware

The remaining subsidiaries of Public Service Enterprise Group Incorporated are not significant as defined in Regulation S-X.